iaNett International Systems Ltd.
Suite LM, 1281 West Georgia Street
Vancouver, BC V6E 3J5

NEWS RELEASE
September 4, 2002	Symbols: TSX Venture - DFG
OTC - DFGRF

Data Fortress Systems Group Ltd. Completes Reverse Takeover and goes Public on the TSX Venture Exchange ("TSX").

Mr. Rick Thomas, President & CEO of Data Fortress Systems Group Ltd.(the "Company") is pleased to announce the completion of the reverse merger transaction with approval granted from the TSX Venture Exchange ("TSX") on August 30, 2002. The Company is aggressively moving forward and wishes to thank all shareholders and supporters for their patience during the time taken to complete the reverse merger transaction. The original restructuring of iaNett International Systems Ltd. ("iaNett") in 2001 made this merger possible and Shareholders of iaNett now have a stake in three complimentary business operations, subsidiaries of Data Fortress Technologies (2002) Inc., all of which are in revenues. The company is currently trading under the symbol "DFG" on the TSX Venture Exchange and under the new symbol "DFGRF" on the US OTC BB Exchange.

About The Data Fortress Systems Group Ltd.

The Data Fortress Systems Group is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively ("The Data Fortress Systems Group"). The companies in this group have been in business for over 10 years and collectively provide wholesale manufacturing of equipment ranging from PC's to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources. www.data-fortress.com

Investor Relations Toll Free: 1-888-388-4636

ON BEHALF OF THE COMPANY

"Rick Thomas"

Rick Thomas,
President and CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.